lnvitrogen

November 13, 2008

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Gus Rodriguez, Accounting Branch Chief

Kei Ino, Staff Accountant

Re: Invitrogen Corporation

Form 10-K for the Year Ended December 31, 2007

Filed February 15, 2008

File No. 000-25317

Ladies and Gentlemen:

This letter is in response to the comment letter dated October 30, 2008 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) of Invitrogen Corporation (the “Company”). This letter restates the numbered comments of the Staff in bold/italic font and in the discussion set forth below each comment is the Company’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Market Risk

Foreign Currency Translation, page 41

1. You disclosed that international revenues represent 45% of total revenues in 2007 and are expected to be a significant percentage of your revenue in the future. Please disclose the amount of trade receivables and accounts payable denominated in foreign currencies. If these amounts are significantly greater than your forward exchange contracts of $27.3 million at December 31, 2007, disclose any unhedged foreign currency receivable and payable exposures at December 31, 2007. Please also provide a sensitivity analysis of the potential exposure to loss due to hypothetical changes in foreign currency exchange rates. Please refer to Item 305 of Regulation S-K.

Response: The Company intends to comply with this comment in future filings with the SEC through the revised footnote below.

lnvitrogen Corporation

1600 Faraday Avenue • Carlsbad, California 92008 USA • p: 760.603.7200 • f: 760.602.6500 • www.invitrogen.com

Division of Corporate Finance

United States Securities and Exchange Commission

November 13, 2008

Response: The Company intends to comply with this comment in future filings with the SEC through the revised footnote below.

Our currency exposures vary, but are primarily concentrated in the euro, British pound sterling, Norwegian kroner and Japanese yen. As of December 31, 2007 and 2006, the Company has $122.7 million and $117.0 million of third party accounts receivable and $18.5 million and $15.1 million of third party accounts payable, respectively, denominated in a foreign currency, of which over 99% is denominated in the functional currency of the legal entity which owns the accounts receivable and accounts payable. As a result, the company does not have any material foreign currency risk exposure in the income statement as a result of these accounts receivable and accounts payable, as changes are run through the currency translation adjustment in other accumulated comprehensive income. At December 31, 2007 and 2006, a hypothetical 1% change in foreign currency rates against the US dollar would result in a reduction or increase of $1.0 million and $1.0 million, respectively, upon US dollar settlement of these foreign currency net receivables and payables.

The Company also has intercompany foreign currency receivables and payables primarily concentrated in the euro, British pound sterling, Norwegian kroner and Japanese yen. Historically, we have used foreign currency forward contracts to mitigate foreign currency risk on these intercompany foreign currency receivables and payables. At December 31, 2007 and 2006, we had $27.3 million and $11.9 million in foreign currency forward contracts outstanding to hedge currency risk on specific intercompany receivables and payables. The Company does not have any material un-hedged foreign currency intercompany receivables or payables at December 31, 2007 and 2006.

Index to Exhibits, page 92

2. We note that you have not filed or incorporated by reference many of your management contracts and compensatory plans pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. As a few examples, we note that you have not filed or incorporated by reference into this filing your employment agreements with your chief executive officer and chief financial officer, form of employment agreement for your other executive officers, change of control agreements, indemnification agreements, long-term incentive plans and stock option plans. Please revise to file copies of all your agreements and plans that are required to be filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Company respectfully informs the Staff that it has previously filed and incorporated by reference into prior filings made by the Company pursuant to the Securities Exchange Act of 1934, as amended, the agreements noted by the Staff in its comment. As the Staff may be aware, the Form 10-K included the following legend as part of the Index to Exhibits:

In our Annual Report on Form 10-K for the Year Ended December 31, 2001, we numbered sequentially all of the material contracts that we had filed as of March 31, 2002. Since that time, we have continued to number sequentially any additional material contracts that we file for ease of reference.

Division of Corporate Finance

United States Securities and Exchange Commission

November 13, 2008

The goal of the legend was to avoid investor confusion by reducing the redundancy of the exhibits listed in the Index to Exhibits to the Form 10-K. For these reasons, the Company believes that it has complied in all material respects with the requirements of Item 601(b)(10)(iii)(A) of Regulation S-K. The Company, however, appreciates the substance of the Staff’s comment and hereby undertakes to provide an exhibit list restating all pertinent previously filed material contracts in its Annual Report of Form l0-K for the year ended December 31, 2008 (“2008 Form 10-K”). Given the close proximity to the filing of the 2008 Form 10-K, the Company does not believe that an amendment to the Form 10-K solely to update the Index of Exhibits to restate these prior filed exhibits would be material to its investors and accordingly, respectfully suggests that the Company be permitted to make this change on a prospective basis beginning with its 2008 Form 10-K.

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Division of Corporate Finance

United States Securities and Exchange Commission

November 13, 2008

The Company hereby acknowledges that:

•Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staffs attention to the review of the Form 10-K. Please do not hesitate to contact me at (760) 603-6454 if you have any questions regarding this letter.

Sincerely,

INVITROGEN CORPORATION

By: David Hoffmeister

Chief Financial Officer

cc: David Szekeres, Invitrogen Corporation

Kelli Richard, Invitrogen Corporation

Jeffrey T. Baglio, DLA Piper